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10030018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

RECD S.E.C.
MAR 2 3 2010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Square Trading LLC FKA TRADING SERVICES GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 POPLAR AVENUE, SUITE 700
(No. and Street)

MEMPHIS (City) TENNESSEE (State) 38119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MILES FORTAS (901) 761-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMPSON DUNAVANT PLC
(Name – *if individual, state last, first, middle name*)

5100 POPLAR AVENUE, 30th FLOOR (Address) MEMPHIS (City) TENNESSEE (State) 38137 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, MILES FORTAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADING SERVICES GROUP, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER
Title



Notary Public


MICHELLE H. PEARSON
STATE
OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY

My Commission Expires
February 27, 2013

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADING SERVICES GROUP, LLC

Financial Statements
and Supplemental Information
For the Years Ended December 31, 2009 and 2008

TRADING SERVICES GROUP, LLC

Contents

	Page
Independent Auditor's Report	2
Statements of Financial Condition	3
Statements of Income	4
Statements of Changes in Member's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-10
Supplemental Information	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3	12
Report of Independent Accountants on Internal Controls Required by SEC Rule 17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3	13-14
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	15-16


THOMPSON DUNAVANT
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditor's Report

To the Member
Trading Services Group, LLC
Memphis, Tennessee

We have audited the accompanying statements of financial condition of Trading Services Group, LLC as of December 31, 2009 and 2008, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trading Services Group, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as of and for the year ended December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 financial statements taken as a whole.

Thompson Dunavant PLC

Memphis, Tennessee
March 22, 2010

5100 Poplar Avenue • Clark Tower 30th Floor • Memphis, TN 38137 • Ph. 901.685.5575 • fax. 901.685.5583 • www.thompsondunavant.com
a Professional Limited Liability Company

TRADING SERVICES GROUP, LLC

Statements of Financial Condition
December 31, 2009 and 2008

Assets

	2009	2008
Current assets		
Cash	$ 274,389	$ 295,352
Accounts receivable	224,824	373,401
Due from parent company	42,416	-
Total current assets	$ 541,629	$ 668,753

Liabilities and Member's Equity

	2009	2008
Current liabilities		
Due to parent company	$ -	$ 428,588
Accrued expenses	75,771	107,756
Total current liabilities	75,771	536,344
Commitments and contingencies		
Member's equity	465,858	132,409
	$ 541,629	$ 668,753

The accompanying notes are an integral part of these financial statements.

TRADING SERVICES GROUP, LLC

Statements of Income
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions	$ 2,860,053	$ 3,267,359
Other	1,086,357	2,230,410
Total revenues	3,946,410	5,497,769
Expenses		
Management and originating fees	1,860,539	3,618,000
Clearing fees	690,785	714,712
Compensation and benefits	712,086	811,122
Administration and other	343,551	352,195
Total expenses	3,606,961	5,496,029
Income before income taxes	339,449	1,740
Provision for income taxes	6,000	600
Net income	$ 333,449	$ 1,140

The accompanying notes are an integral part of these financial statements.

TRADING SERVICES GROUP, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Member's Equity	Total
Balances at January 1, 2008	$ 25,000	$ 100,000	$ 6,269	$ -	$ 131,269
Net income for 2008	-	-	1,140	-	1,140
Balances at December 31, 2008	25,000	100,000	7,409	-	132,409
Conversion to limited liability company	(25,000)	(100,000)	(7,409)	132,409	-
Net income for 2009	-	-	-	333,449	333,449
Balances at December 31, 2009	$ -	$ -	$ -	$ 465,858	$ 465,858

The accompanying notes are an integral part of these financial statements.

TRADING SERVICES GROUP, LLC

Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 333,449	$ 1,140
Adjustments to reconcile net income to net cash used in operating activities		
Changes in operating assets and liabilities		
Accounts receivable	148,577	(209,606)
Prepaid expenses	-	7,940
Due from parent company	(42,416)	-
Due to parent company	(428,588)	(83,951)
Accrued expenses	(31,985)	92,137
Net cash used in operating activities	(20,963)	(192,340)
Net decrease in cash	(20,963)	(192,340)
Cash at beginning of year	295,352	487,692
Cash at end of year	$ 274,389	$ 295,352

The accompanying notes are an integral part of these financial statements.

TRADING SERVICES GROUP, LLC

Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Trading Services Group, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of CSG Holdings, LLC ("Holdings"). The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, and is subject to regulation under the Securities Exchange Act of 1934. The Company is an introducing broker.

The Company executes all of its customers' transactions on a fully disclosed basis through clearing broker-dealers who carry the accounts and securities of the Company's customers.

Trading Services Group, LLC was formed on January 1, 2009, upon conversion of Trading Services Group, Inc. ("TSG") to a Delaware limited liability company. Prior to January 1, 2009, TSG was a wholly-owned subsidiary of Consulting Services Group, LLC ("CSG"). Effective January 1, 2009, CSG contributed all of its ownership interests in TSG to Holdings.

Codification of accounting standards

The Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Codification ("ASC") effective for financial statements issued for the interim and annual periods ending after September 15, 2009. The ASC is an aggregation of previously issued authoritative U.S. generally accepted accounting principles ("GAAP") in one comprehensive set of guidance organized by subject area. In accordance with the ASC, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates ("ASU").

Accounts receivable

Accounts receivable includes commissions and fee amounts receivable from clearing broker-dealers, and are stated at the amount management expects to collect from balances outstanding at year-end. Management closely monitors outstanding balances and writes off all balances not expected to be collected. Based upon management's assessment of the credit history with clearing broker-dealers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Revenue recognition

Commissions and related clearing expenses are recognized on a trade-date basis. Commissions are recorded at gross, and the clearing broker-dealer fees are recorded as expenses in the accompanying statements of income. Other revenue represents solicitation fees and special projects performed for clients on a fee basis. Other revenue is recognized as income when the services are performed and measurable.

Note 1 - Summary of significant accounting policies (continued)

Income taxes

Effective January 1, 2009, the Company became a single member limited liability company wholly owned by Holdings. As such, the Company is treated as a disregarded entity for federal income tax purposes and its activity is included in the federal income tax return of Holdings. Holdings, which is the entity that files the consolidated federal tax return, is a limited liability company and, as a result, no provision for federal income taxes is required. The Company is subject to state franchise and excise taxes.

The Company follows the asset and liability method for deferred income taxes as required by the provisions of ASC 740, *Income Taxes*. Under the asset and liability method, deferred state income taxes are recognized, if applicable, for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Events occurring after reporting date

Management has evaluated events and transactions that have occurred between December 31, 2009 and March 22, 2010, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Statement of liabilities subordinated to the claims of general creditors

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented, since no such liabilities existed at December 31, 2009 nor at any time during the year then ended.

Note 2 - Member's and stockholder's equity

At December 31, 2008, 1,000 shares of common stock ($250 stated value) of TSG were authorized to be issued, of which 100 shares were issued and outstanding. Effective January 1, 2009, all outstanding shares of common stock were converted to membership interests in the Company. As a result, stockholder's equity as of December 31, 2008 has been restated as member's equity for comparative purposes in the accompanying statements of financial condition.

TRADING SERVICES GROUP, LLC

Notes to Financial Statements (Continued)
December 31, 2009 and 2008

Note 3 - Related party transactions

The Company is party to an informal management fee arrangement under which Holdings provides management and support services. Total expenses incurred under this arrangement amounted to $817,000 for 2009. In 2008, management fees were paid to CSG.

The Company is party to an informal originating fee arrangement under which CSG provides client referrals to the Company. Total expenses incurred under this arrangement amounted to $1,032,499 in 2009. Total originating fees and management fees paid to CSG in 2008 amounted to $3,618,000.

The Company rents office space and purchases support services, including primarily all personnel services, from Holdings (CSG in 2008). Total expenses incurred for such items amounted to $547,667 for 2009 and $531,000 for 2008. Included in these amounts is rent of $85,000 for 2009 and $71,000 for 2008. The majority of due to parent company at December 31, 2008 represents unpaid amounts related to these expenses.

Due from parent company totaling $42,416 at December 31, 2009 represents amounts received from Holdings to fund operations.

The Company receives solicitation fees for referred clients who invest in funds managed by Centennial Partners, LLC, a company affiliated through common ownership. Total fees received amounted to $549,700 for 2009 and $992,223 for 2008.

Note 4 - Contingencies

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, management believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position or results of operations of the Company.

Note 5 - Employee benefit plan

The Company participates in a qualified 401(k) profit sharing plan maintained by Holdings. Employees who are twenty-one years of age with at least six months of employment are eligible to participate. Eligible employees may voluntarily defer a percentage of their compensation, not to exceed maximum limits set by the Internal Revenue Service. Employer matching and nonelective contributions are discretionary.

Note 6 - Income taxes

The provision for income taxes for the year ended December 31, 2009 is comprised of Tennessee franchise and excise taxes of $6,000. The provision for income taxes for the year ended December 31, 2008 is comprised of federal income taxes of $600.

Note 7 - Net capital and reserve requirements

The Company is required to maintain minimum net capital pursuant to the "Uniform Net Capital Rule" (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a $250,000 minimum in 2009 and a $50,000 minimum in 2008. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds ten times its net capital as defined under the Rule. At December 31, 2009 and 2008, the Company's net capital, as defined under the Rule, amounted to $414,337 and $124,310, respectively, which was $164,337 and $74,310, respectively, in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1 at December 31, 2009 and 4.31 to 1 at December 30, 2008. Additionally, the Company is required by its clearing agent to maintain net capital of at least $100,000.

Note 8 - Concentration of credit risk

The Company has concentrated its credit risk for cash by maintaining deposits in financial institutions within its geographic region which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to significant credit risk to cash.

Note 9 - Subsequent event

Effective January 1, 2010, Trading Services Group, LLC changed its name to Commerce Square Trading, LLC.

SUPPLEMENTAL INFORMATION

TRADING SERVICES GROUP, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Computation of Net Capital

Total member's equity	$ 465,858
Less nonallowable assets:	
Accounts receivable	9,105
Due from parent company	42,416
Net capital	$ 414,337

Computation of Aggregate Indebtedness

Accrued expenses	$ 75,771
Total aggregate indebtedness	$ 75,771

Computation of Basic Net Capital Requirement

Minimum net capital requirement, greater of $250,000 or 6.67% of aggregate indebtedness	$ 250,000
Net capital in excess of minimum requirement	164,337
Net capital as computed above	$ 414,337
Ratio of aggregate indebtedness to net capital	0.18

No material differences exist between the above computations and the corresponding computations most recently filed in the unaudited Form X-17A-5, Part II A as of December 31, 2009.

TRADING SERVICES GROUP, LLC
Schedule II - Computation for Determination of the Reserve Requirements
Under Securities and Exchange Commission Rule 15c3-3
December 31, 2009

Exemption Under Section (k)(2)(ii) has been Claimed

The Company is not required to file this schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) of the Rule. The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis through clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

TRADING SERVICES GROUP, LLC
Report of Independent Accountants on Internal Controls Required by SEC Rule 17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2009

To the Member
Trading Services Group, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental information of Trading Services Group, LLC (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TRADING SERVICES GROUP, LLC
Report of Independent Accountants on Internal Controls Required by SEC Rule 17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)
For the Year Ended December 31, 2009

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of its internal control, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Memphis, Tennessee
March 22, 2010

TRADING SERVICES GROUP, LLC
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Period from April 1, 2009 to December 31, 2009

To the Member
Trading Services Group, LLC
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Trading Services Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Trading Services Group, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Trading Services Group, LLC's management is responsible for Trading Services Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [check copies and general ledger account details] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [NASD FOCUS report worksheet] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [NASD FOCUS report worksheet] supporting the adjustments noting not differences; and

5. Noted there was no overpayment applied to the current assessment with the Form SIPC-7T.

TRADING SERVICES GROUP, LLC
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation (Continued)
For the Period from April 1, 2009 to December 31, 2009

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thompson Dunavant PLC

Memphis, Tennessee
March 22, 2010